SEGALL BRYANT & HAMILL TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 26, 2019

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677, 811-03373

Dear Mr. Williamson:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 105 (“PEA 105”) to the Registrant’s registration statement under the Securities Act and Post-Effective Amendment No. PEA 106 under the Investment Company Act, also filed pursuant to Rule 485(a) on February 28, 2019.

In connection with this response letter, and on or before April 30, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 106 to the Registrant’s registration statement under the Securities Act (“PEA 106”), which is expected to include (i) changes to PEA 105 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided April 11, 2019 to PEA 105, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2019

1.	Staff Comment: We have recently given the Registrant comments on Rule 485(a) registration statements filed on September 28, 2018 and February 21, 2019. We further note that some of our comments we gave previously or have given today may also apply here. For brevity we do not repeat our comments. Please consider whether prior comments or comments given today especially related to fee table and strategy disclosures apply to this registration statement as well.

[  ] Registrant’s Response: Comment complied with. In connection with comments previously received from the Staff on registration statements filed September 28, 2018 and February 21, 2019, the Registrant, with respect to PEA 101:

(a)	Will state in the disclosure pertaining to “Annual Small Balance Account Maintenance Fee” that such fees may only be increased with the approval of the Fund’s Board of Trustees;

(b)	Confirms that the principal investment strategy sentence for the Plus Bond Fund stating that “the dollar-weighted average quality is expected to be “Baa” or better” continues to be a reasonably accurate description of this Fund’s portfolio characteristics, in light of the limitation on holdings of below-investment-grade securities or “junk” bonds;

(c)	Confirms that the asset-backed securities to be held by the Plus Bond Fund are not typically expected to be backed by a narrow set of asset classes;

(d)	Will enhance the following principal risk disclosures as follows (emphasis added to reflect newly-inserted language):

•	Credit Risk: The Fund is subject to the risk that an issuer may be unable to make principal and interest payments when due or that the price of the security changes due to a downgrade in the credit quality of the issuer. In such cases, the value of the Fund’s portfolio could fall. Corporate bonds are generally subject to higher levels of credit risk than government bonds.
•	Liquidity Risk: The Fund is subject to additional risks in that it may invest in high-yield/high-risk bonds (commonly referred to as “junk” bonds). These are bonds rated below investment grade by a Rating Agency or are unrated and determined to be of comparable quality by the Adviser and may include bonds that are already in default. Lower quality bonds may be more difficult or impossible to sell at the time and price that the Fund would like, making the Fund subject to greater levels of liquidity risk than other bond funds that do not invest in such securities. This could in turn negatively impact the value of the Fund’s portfolio.

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2019

(e)	Will enhance the disclosure appearing under the prospectus heading “Illiquid Investments” to state (emphasis added to reflect inserted language) that “[e]ach Fund may invest up to fifteen percent (15%) of its net assets in securities that are illiquid. Each Fund considers illiquid securities to be those securities that the Adviser does not believe could be sold in an orderly transaction within seven business days without a material impact on the price of the security.”

(f)	Will enhance the principal risk disclosure pertaining to “Interest Rate Risk” by stating (emphasis added to reflect newly-inserted language) that “[a] principal risk of investing in the Fund is that the value of a fixed income portfolio will generally decrease when interest rates rise, which means the Fund’s net asset value (“NAV”) will likewise decrease. Generally, debt securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term securities being more sensitive than shorter-term securities. For example, the approximate percentage change in the price of a security with a two -year duration would be expected to drop by approximately 2% in response to a 1% increase in interest rates.”

2.	Staff Comment: With respect to the Micro Cap Fund, we note that as of December 31, 2018, the Fund had approximately 25% exposure to both the financial and health care sectors. If these exposures are expected to persist over time, please consider the need to update strategy and risk disclosures to address any specific criteria you use to evaluate companies in these sectors or any unique risks they present. Please consider this comment equally applicable to other Funds with similar exposure levels.

[  ] Registrant’s Response: Comment complied with. Based on information provided by the Funds’ Adviser regarding the Funds’ anticipated holdings over time and under normal market conditions, the Registrant confirms its belief that the current principal investment strategy and principal risk disclosure, subject to the paragraph below, provide adequate information for investors to consider the Funds’ risks.

The Registrant notes that where applicable, certain of the Funds have included principal risk disclosure regarding “Sector Concentration Risk.” These disclosures will be enhanced and revised by clarifying that “[t]he Fund may, for finite periods and from time to time, focus its investments in companies that are in a single sector or related sector, due to reasons such as a rebalancing or reconstitution of a benchmark index. Focusing investments in a single sector may make the Fund more susceptible to adverse economic, business, regulatory or other developments affecting that sector.”

3.	Staff Comment: With respect to the Workplace Equality Fund, we note that this Fund has changed from being a large cap dividend fund to a workplace equality fund. Please confirm the Registrant has complied with the notice provisions contained in 35d-1 in connection with the change. In addition, to the extent material portfolio repositioning will be necessary in connection with the change, please disclose how and where the Registrant has informed shareholders about the repositioning and consequences including any applicable tax consequences.

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2019

[  ] Registrant’s Response: The Registrant notes that a supplement to the Prospectus and Summary Prospectus for the (former) Segall Bryant & Hamill Large Cap Dividend Fund was filed with the Commission on February 28, 2019 (accession number 0001398344-19-003631). The aforementioned supplement includes a description of the Fund’s name change, the expected implementation date (occurring at least 60 days from the date of the supplement), the revised investment strategy, and notes that the investment objective, benchmark, and management team remain the same (but for the addition of one portfolio manager). The Registrant notes that potential changes in the typical number of holdings of the Fund, under normal market conditions, were discussed with the Board prior to the filing of the abovementioned supplement, but that those proposed changes were independent of the change in investment strategy and not solely related to the transition to the Workplace Equality Fund.

4.	Staff Comment: The Staff believes that “Environmental, Social, and Governance” focused funds (“ESG funds”) should have a Rule 35d-1 compliant investment policy. As the Fund’s name references “workplace equality,” which the Staff believes is ESG-like, please provide a Rule 35d-1 policy tied to the name or say why one is not required.

[  ] Registrant’s Response: As an initial matter, the Registrant does not believe that the name “Workplace Equality Fund” is subject to Rule 35d-1, as the name speaks to the investment strategy of the Fund, as opposed to a particular asset class or type of investment. The Registrant believes this view is supported by the adopting release for Rule 35d-1, which states that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments,” as well as Question 9 of the Frequently Asked Questions about Rule 35d-1 (Investment Company Names), which states that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.

However, the Registrant will revise the principal investment strategy language for this Fund to state that:

“Under normal circumstances, the Fund invests at least 80% of its net assets in companies that meet the quantitative and qualitative screening criteria of the Adviser’s proprietary workplace equality screen (the “Screen”). Among various factors, these screening criteria seek to identify, for example, whether a company’s equal employment opportunity statement prohibits discrimination based on sexual orientation and gender identity, and/or whether the company offers health benefits to same-sex partners or spouses of employees.”

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2019

The Adviser notes that the factors constituting the proprietary screen may be adjusted from time to time, depending on the scope of publicly available disclosure issued by the companies within the Fund’s investment universe.

5.	Staff Comment: Likewise with respect to the Workplace Equality Fund’s investment strategy disclosure, please revise to enhance disclosure about what the adviser considers to be “strong Environmental, Social, and Governance (ESG) practices” and how the adviser analyses ESG practices.

[  ] Registrant’s Response: Comment complied with. The Registrant has added the following clarifying disclosure to the Fund’s principal investment strategy disclosure pertaining to ESG analysis:

“The Fund’s ESG criteria are generally designed to exclude companies with weak corporate governance, and/or companies that are involved in, and/or derive significant revenue from, certain industries or product lines, including, for example, gambling, alcohol, tobacco, and/or firearms. The Adviser may also conduct a supplemental analysis of individual companies’ corporate governance factors and a range of environmental and social factors that may vary by sector.”

6.	Staff Comment: We note the Workplace Equality Fund’s statement that the screen “consists of approximately 330 publicly traded stocks of U.S. and foreign companies which support equality for lesbian, gay, bisexual and/or transgender (LGBT) employees through their workplace practices. Moreover, the Screen seeks to identify companies that value gender equality in hiring and promotion practices.”

The Staff believes that terms like “support” and “value” are subjective and uninformative to investors. Please revise here and under Item 9 to address the type of information the adviser reviews and considers in connection with the Workplace Equality Fund screen. To the extent there are analytical limitations such as missing or noncomparable data, please ensure the risk disclosure addresses the limits, if material.

  [  ] Registrant’s Response: Comment complied with. The Registrant has deleted the phrases noted above referring to “companies which support equality” and “companies that value gender equality.” In lieu thereof, and as noted in the response to Staff Comment No. 4 above, the Registrant will instead describe certain quantitative and qualitative criteria considered by the Adviser in applying its proprietary workplace equality screen.

U.S. Securities and Exchange Commission

Division of Investment Management

April 26, 2019

7.	Staff Comment: With respect to the Plus Bond Fund, please disclose whether the Fund uses any duration- or maturity-related criteria as parts of its principal strategy; if so, revise to address.

[  ] Registrant’s Response: Comment complied with. The Registrant will add the following clarifying disclosure to its principal investment strategy language or the Plus Bond Fund:

“The Fund expects to maintain an effective duration of between 4 and 7 years and an effective maturity of between 7 and 12 years, under normal circumstances.”

8.	Staff Comment: With respect to page 72, please revise the disclosure to clarify that the Colorado Tax Free Fund’s Rule 35d-1 policy is fundamental.

[  ] Registrant’s Response: Comment complied with. The disclosure on page 72 has been revised to state that the Colorado Tax Free Fund “will invest at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in securities, the income from which is exempt from both federal and Colorado state income tax” and will further state that the aforementioned investment policy “is a fundamental investment policy of the Colorado Tax Free Fund, which means that [it] may not modify or remove such investment policy absent approval of the Fund’s shareholders.”

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,
/s/ Derek W. Smith
Derek W. Smith
Secretary

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP